NK TABOR UNITED

PUBLIC LAUNCH ON
JUL 31 @ 9:00 AM ET



INTRODUCTION   INVESTMENTS   TEAM   FAQs

INVEST
NOW!

OWN A EUROPEAN SOCCER CLUB WITH FORMER MANCHESTER UNITED SCOUTS

Invest in a century-old Slovenian soccer club. **Managed by former Manchester United scouts with over $100M in player transfer sales.** Enjoy quarterly dividends, voting rights, and ownership perks while driving the club's success.



- ○ **Real Ownership & Voting Rights**
- ○ **High ROI with Quarterly Dividends**

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Priced Round
$3.64M

Min. Investment
$100+

Player Transfer Sales
$100M+

Investors
$2345+

Number Counter:
2349



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MARKET OPPORTUNITY

$120M+ PLAYER TRANSFER DEALS

Experienced Management Group: Hired directly from Manchester United, Leeds United and Manchester City.

CHAMPIONS LEAGUE EXPECTATIONS

UEFA Competition: The club competes every year for qualification to Europa Conference League and it is aiming to play at the Champions League.

PROFITABLE PLAYER TRANSFERS

LEVERAGING SCOUTING EXPERTISE FOR REVENUE

The club's successful history of player transfers has generated over **$100M+ from well-known players** like **Bellingham**, **Sancho**, **Garnacho** and many others. By focusing on underrepresented regions like South America and Africa, NK Tabor Sežana identifies and sells talent at high margins, ensuring ongoing revenue.

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Jude Bellingham

Our scouts discovered **Jude Bellingham**, now one of the **world's top football players** at 20. Realized **$27M profit** and **$180M** value increase.

Jadon Sancho

Jadon Sancho, hired for his exceptional talent by our scouts, became a **24 Champions League finalist** with BD and value at **$130M.**

Alejandro Garnacho

Our scouts discovered the Argentinian **Alejandro Garnacho**, who has become a **top starter at Manchester United** with a value **$40M+**

REAL OWNERSHIP & VOTING RIGHTS



OWN SHARES OF A PROFESSIONAL SOCCER CLUB

Investors acquire tangible equity in NK Tabor Sežana, **gaining the right to vote on key decisions such as player signings and coaching changes**. This unique involvement allows investors to influence the club's direction, ensuring a hands-on ownership experience.

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HIGH ROI WITH QUARTERLY DIVIDENDS



EARN REGULAR INCOME FROM DIVERSE REVENUE STREAMS

Investors will receive **quarterly dividends funded by UEFA competition bonuses, player transfer fees, and television contracts.** This structured profit distribution predicts regular income and a return on investment within 4-5 years. We are also aspiring **with Champion League aspirations.**

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EXPERIENCED MANAGEMENT TEAM

PROVEN SUCCESS IN FOOTBALL MANAGEMENT

Managed by scouts and executives from **Manchester United**, **Manchester City** and **Leeds United**, NK Tabor Sežana benefits from a team with **a track record of identifying and developing top talent**. This expertise drives strategic decisions and operational excellence, enhancing the club's value and performance.

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PATHS TO GLORY
& UEFA COMPETITION PRIZE MONEY
SLOVENIA 1ST DIVISION
30 MATCHES
3RD PLACE
10 TEAMS
SLOVENIA CUP
120 TEAMS
8 MATCHES
1ST PLACE
Pokal Pivovarna Union
UEFA
EUROPA CONFERENCE LEAGUE™
MINIMUM: 150,000 EUROS
MAXIMUM: 3+ MILLION EUROS

DIVERSE REVENUE STREAMS

MULTIPLE INCOME SOURCES FOR STABILITY AND GROWTH

Revenue from **UEFA bonuses, TV contracts, merchandising, and sponsorships creates a diversified income stream.** This reduces reliance on a single source, spreading risk and providing financial stability and growth potential for the club and its investors.

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NK TABOR UNITED IN ACTION



THE VISIONARIES BEHIND NK TABOR UNITED

Our leadership team represents a robust blend of
seasoned entrepreneurs,
growth strategists, and industry innovators.

Managed scouting & youth
player recruitment at
**Manchester United,
Manchester City, Leeds**



Lyndon Tomlinson
Director of Football

United, & Birmingham City.
Helped identify and sign some of the most valuable players in the world, including Jadon Sancho, Jude Bellingham, & Alejandro Garnacho.



Juan Echeverria
Chief Scout

Spent the last decade in the recruitment department of ***Manchester United***, with a focus on South America. Has searched for players in every corner of the continent. Organized the 1st offer for a Colombian youth player in the history of the storied club.



Michael Gorman
Portfolio Manager

Advised players, clubs, & investors as an agent & attorney for the past decade. Over ***$90 million*** in transactions negotiated in the ***English Premier League, MLS, Series A, NHL, & NFL.*** Structured & brokered South American player transfers on 4 continents.

INVEST NOW IN NK TABOR UNITED

What exactly will investors own? ⌄

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© NK TABOR UNITED. ALL RIGHTS RESERVED.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder’s platform. Any indication of interest involves no obligation or commitment of any kind.